UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SIRIUSPOINT LTD.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G8192H106

(CUSIP Number)

Cheryl Li, General Counsel

CMIG International Holding Pte. Ltd.

3 Temasek Avenue

Centennial Tower, #17-10, Singapore 039190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CMIG International Holding Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,712,069 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,712,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,712,069 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants (as defined below). See the discussion in Item 4 below.
(2)

Pursuant to the Investor Rights Agreement (as previously defined in Item 6 of the Original Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

(3)	Based on 161,866,867 Common Shares outstanding as of October 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024.

SCHEDULE 13D

CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CM Bermuda Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,712,069 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,712,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,712,069 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants (as defined below). See the discussion in Item 4 below.
(2)

Pursuant to the Investor Rights Agreement (as previously defined in Item 6 of the Original Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

(3)	Based on 161,866,867 Common Shares outstanding as of October 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common shares (the “Common Shares”) and warrants to purchase Common Shares (“Warrants”) of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer” or the “Company”), and amends the Schedule 13D filed by (i) China Minsheng Investment Group Corp., Ltd., a company organized under the laws of the People’s Republic of China (“CMIG”), (ii) CMIG International Holding Pte. Ltd., a Singapore incorporated company (“CMIG International”), and (iii) CM Bermuda Limited, a Bermuda exempted company limited by shares (“CM Bermuda”) on March 8, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

The Original Schedule 13D reported that CMIG beneficially owned securities, but as a result of the receivership described in Item 6, that is no longer the case. For purposes of this Amendment No. 1, the “Reporting Persons” include CMIG International and CM Bermuda.

This Amendment No. 1 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

As discussed below in Item 6, the securities of the Issuer beneficially owned by CM Bermuda are subject to that certain Pledge Agreement signed between CM Bermuda and Lenders. On September 2, 2023, the Lenders declared an event of default under the Facility. As long as the event of default continues, the Security Trustee may exercise its rights under the Pledge Agreement to foreclose on, and dispose of, all or a portion of the outstanding Common Stock and Warrants of the Issuer held by CM Bermuda in accordance with the Pledge Agreement, to satisfy the outstanding amounts under the Facility. Similarly, as previously reported by the Issuer, on December 13, 2023, 81.8% of the shares of CMIG International, the parent company of CM Bermuda, were taken into private receivership by its Lenders, with EA Consulting Pte. Ltd. appointed as receiver.

In connection with the default under the Facility and the receivership of the shares of CMIG International, the Lenders are exploring, with CM Bermuda’s cooperation, the possible sale of all or a portion of the outstanding Common Stock and Warrants of the Issuer held by the Reporting Persons. However, the Reporting Persons have not, as of the date of this Amendment No. 1, entered into any binding agreements relating to any such sale and the exact time, manner and terms of any such sale, including the actual amount to be sold, are subject to market conditions and other considerations. As CM Bermuda cooperates with the Lender, it expects any sale of the securities to be conducted pursuant to an orderly process. The Reporting Persons encourage the Issuer to likewise cooperate with the Lenders and CM Bermuda with respect to any such disposition and facilitate an orderly process. The Reporting Persons further encourage the Board of Directors of the Issuer to act consistently with their fiduciary duties and take all available measures to act in the best interests of the Company and its shareholders and maximize Company and shareholder value.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D. Other than as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the investment in the Issuer and, depending upon market conditions and other factors that the Reporting Persons deem material, the Reporting Persons may formulate plans or make proposals, and to take any actions with respect to the investment in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, and will make additional disclosures in connection therewith to the extent required by law.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 in the Original Schedule 13D is hereby amended and restated as follows:

(a) On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 41.2% of the Common Shares outstanding. The calculation of the percentage of Common Shares beneficially owned by the Reporting Persons are based on the 161,866,867 Common Shares outstanding as of October 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, which was filed with the SEC on October 31, 2024, and includes 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

(b) Pursuant to the Investor Rights Agreement (as previously defined in Item 6 of the Original Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bylaws of the Issuer. The Reporting Persons have sole voting and dispositive power over the Common Shares up to the cap.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Common Shares or Warrants.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Pledge and Security Agreement

On June 15, 2021, CM Bermuda entered into a Pledge and Security Agreement (the “Pledge Agreement”), with China Construction Bank Corporation, Shanghai Branch (the “Security Trustee”), in connection with that certain existing Facility Agreement, dated as of November 14, 2016 (as amended, the “Facility”), by and among CM Bermuda, the Export-Import Bank of China, Shanghai Branch, the Security Trustee, Industrial and Commercial Bank of China, Shanghai Branch Business Department, and Bank of Communications Co., Ltd., Shanghai Branch, each as mandated lead arrangers and original lenders and the Security Trustee, as facility agent (collectively, the “Lenders”). Pursuant to the Pledge Agreement, CM Bermuda pledged all of the securities of the Issuer beneficially owned by it or afterward acquired by it as collateral under the Facility. Upon the occurrence of certain events of default, the Security Trustee may exercise its rights under the Pledge Agreement to foreclose on, and dispose of, the collateral in accordance with the Pledge Agreement.

On September 2, 2023, the Lenders declared an event of default occurred under the Facility. The Lenders have informed the Reporting Persons that they will take legal actions to recover outstanding amounts under the Facility, including, but not limited to, foreclosure and sale of the outstanding Common Stock and Warrants of the Issuer held by the Reporting Persons.

Settlement Agreement and Share Repurchase

As previously reported by the Issuer on a Current Report filed on Form 8-K, dated August 1, 2024, the Issuer entered into a Confidential Settlement and Mutual Release Agreement (the “Settlement Agreement”), dated as of August 1, 2024, and concurrently therewith, a Share Repurchase Agreement (the “Share Repurchase Agreement” and, collectively with the Settlement Agreement, the “Agreement”), in each case, with CM Bermuda and CMIG International.

The Settlement Agreement provided, among other things, that the Issuer would pay an agreed amount to CM Bermuda in full satisfaction and discharge of all obligations and any and all other claims of any nature related to the Issuer’s Series A preference shares, par value of $0.10 per share (the “Series A Preferred”), held by CM Bermuda and the related Certificate of Designation of Series A Preference Shares of the Issuer. The Settlement Agreement contains customary representations, warranties and covenants of the parties. As a result of the transactions contemplated by the Settlement Agreement, all Series A Preferred shares held by CM Bermuda have been cancelled and retired.

The Issuer also repurchased 9,077,705 Common Shares (the “Sale Shares”) from CM Bermuda (the “Share Repurchase”) for an aggregate consideration of approximately $125.0 million pursuant to the Share Repurchase Agreement. The Sale Shares were cancelled and retired at the closing of the Share Repurchase.

The Issuer paid CM Bermuda a total consideration of approximately $261.0 million upon the closing of the transactions contemplated by the Share Repurchase Agreement.

Incorporation by Reference

The information set forth in Item 4 and Item 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit H Joint Filing Agreement by and among the Reporting Persons (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024

CMIG INTERNATIONAL HOLDING PTE. LTD.

By:	/s/ Saw Meng Tee
	Name:	Saw Meng Tee
	Title:	Director

CM BERMUDA LIMITED

By:	/s/ Li Hang, Cheryl
	Name:	Li Hang, Cheryl
	Title:	Director